

September 18, 2014

Via E-mail
Mr. Eric M. Emans
Chief Financial Officer
Blucora, Inc.
10900 NE 8th Street
Suite 800
Bellevue, Washington 98004

> **Re: Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Form 10-Q for the Quarterly Period Ended June 30, 2014**
> **Filed February 27, 2014 and August 7, 2014, respectively**
> **File No. 000-25131**

Dear Mr. Emans:

We have reviewed your letter dated August 29, 2014 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 8, 2014.

Form 10-K for the Fiscal Year Ended December 31, 2013

Audited Financial Statements

Note 2. Summary of Significant Accounting Policies

Search Services Revenue Recognition, page 71

1.   We note your response to our prior comment 6 stating that the credit risk associated with your Search Customers is extremely low and not considered a key indicator in assessing the primary obligor. That said, as previously requested, supplementally clarify whether the company is obligated to pay distribution partners for paid search results, content and

information directed to their web properties in the event that a Search Customer does not pay the company.

Form 10-Q for the quarter ended June 30, 2014

Segment Revenue, Operating Income

Search and Content, page 22

2. We note your response to our prior comment 8 stating that you "do not believe that the issue with the technology changes is reasonably likely to materially impact future operations and liquidity." We further note disclosure on page 23 of the filing that states that that "Search and Content segment results for the second quarter of 2014 are representative of the expected results going forward." Given that search and content revenues decreased 16% for the quarter ended June 30, 2014, further explain how you determined that the company's future operations and liquidity were not materially effected. In addition, given that a portion of the decline in Q2 was also impacted by the changes to the mobile advertising offering as a result of the Google agreement, and suspended or limited access to services for certain distribution partners due to normal monitoring of their policy and compliance requirements, quantify each of the three factors effecting the total search and content decline and tell us your consideration to provide quantification of each in future filings to provide investors with greater insight into the nature and impact on your business. See Item 303 of Regulation S-K.

3. We note that Google accounted for 88% of search and content revenues in fiscal 2013 and 79% in the quarter ended June 30, 2014. In light of your disclosure on page 23 referenced in comment 2 above, tell us whether your Q2 percentage is expected to remain consistent with Q2 and your consideration to provide an enhanced discussion of the risk associated with this decline in your search services risk factor on page 45.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig Wilson

Craig Wilson
Sr. Assistant Chief Accountant